[redacted]

09042982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49880

SEC Mail Processing Section NOV 2 2009 Washington, DC 122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501 219 2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP

REBECCA J. GASTON
MY COMMISSION # 12365800
EXPIRES: June 6, 2018
Pulaski County

[signature]
Signature

President
Title

Rebecca J Gaston
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

NOVEMBER 18, 2009

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Lieblong & Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Lieblong & Associates. Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lieblong & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lieblong & Associates, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including realized gain details and clearing firm records, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, the related schedules and working papers referenced in #3 above supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (not applicable for current year).

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hudson, Cisne & Co. LLP

November 18, 2009

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2009 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our 2008 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 18, 2009

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008
Cash - checking	$ 7,180	$ 14,591
- money market	456,143	383,538
Commissions receivable	93,328	202,651
Income taxes refundable	8,248	3,016
Prepaid expenses	7,052	7,658
Deferred tax asset	24,422	13,127
Property and equipment, net	135,892	146,618
Investment in marketable securities, at fair value	14,027	66,582
	$ 746,292	$ 837,781

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities:		
Accounts payable - trade	$ 8,797	$ 31,733
Commissions and wages payable	47,099	74,340
Total liabilities	55,896	106,073
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	344,986	350,228
Accumulated other comprehensive loss	(50,356)	(14,286)
Total stockholder's equity	690,396	731,708
	$ 746,292	$ 837,781

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Revenues:		
Commissions	$ 2,103,567	$ 2,357,333
Rebates from clearing broker	22,201	667,731
Interest	96,877	87,537
Realized gain on sale of marketable securities & equipment	482,147	190,111
Miscellaneous income	-	221
	2,704,792	3,302,933
Operating expenses:		
Employee compensation and benefits	2,095,181	2,670,783
Travel, meals and entertainment	217,909	196,972
Consulting fees	37,750	47,500
Clearing broker fees and computer rental	114,532	108,387
Rent expense	62,250	61,857
Error account expense	5,542	5,000
Depreciation	10,726	39,711
Telephone	30,870	31,122
Regulatory fees	18,255	15,235
Office expense	41,988	37,017
Subscriptions	34,910	40,090
Advertising	330	317
Insurance	9,106	9,049
Professional fees	11,800	10,300
Postage and shipping	5,008	7,460
Taxes, licenses and permits	6,471	4,005
Miscellaneous expenses	1,796	1,215
Contributions	700	7,193
Total operating expenses	2,705,124	3,293,213
(Loss) income before taxes	(332)	9,720
Income tax expense	4,910	1,272
Net (loss) income	$ (5,242)	$ 8,448

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	Common stock	Additional paid-in capital	Retained earnings
Balance - October 1, 2007	$ 100	$ 395,666	$ 341,780
Comprehensive loss:			
Net income	-	-	8,448
Unrealized gain/loss on investments:			
Unrealized holding losses arising during the year, net of tax	-	-	-
Less: adjustment for realized gains recognized during the year, net of tax	-	-	-
Total comprehensive loss	-	-	-
Balance - September 30, 2008	100	395,666	350,228
Comprehensive loss:			
Net loss	-	-	(5,242)
Unrealized holding losses arising during the year, net of tax	-	-	-
Total comprehensive loss	-	-	-
Balance - September 30, 2009	$ 100	$ 395,666	$ 344,986

See accompanying notes.

Accumulated other comprehensive income (loss)	Total
$ 33,625	$ 771,171
-	8,448
	-
(24,452)	(24,452)
(23,459)	(23,459)
-	(39,463)
(14,286)	731,708
-	(5,242)
(36,070)	(36,070)
-	(41,312)
$ (50,356)	$ 690,396

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net (loss) income	$ (5,242)	$ 8,448
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	10,726	39,711
Loss on sale of equipment	-	51,091
Gain on sale of securities	(482,147)	(241,202)
Changes in assets and liabilites:		
Commissions receivable	109,323	(56,818)
Income taxes refundable	(5,232)	(2,229)
Prepaid expenses	606	4,742
Accounts payable – trade	(22,936)	8,365
Commissions and wages payable	(27,241)	14,524
Deferred tax asset	4,910	(6,708)
Net cash used in operating activities	(417,233)	(180,076)
Cash flows from investing activities:		
Purchase of property and equipment	-	(55,174)
Proceeds from sale of equipment	-	20,000
Purchases of securities	(676,320)	(651,824)
Proceeds from sales of securities	1,158,747	1,003,204
Net cash provided by investing activities	482,427	316,206
Net change in cash	65,194	136,130
Cash – beginning of year	398,129	261,999
Cash – end of year	$ 463,323	$ 398,129

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk – cash

Periodically throughout the year, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk – revenues

Approximately 26% of revenue for 2009 and 17% of revenue for 2008 was from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment consists of the following:

	Estimated useful life	2009	2008
Vehicles	7 - 10	$ 163,578	$ 163,578
Furniture and equipment	5 - 7	180,217	180,217
Leasehold improvements	15 - 39	25,469	25,469
		369,264	369,264
Accumulated depreciation		(233,372)	(222,646)
Net property and equipment		$ 135,892	$ 146,618

Depreciation is determined by straight-line and accelerated methods. Depreciation expense was $10,726 in 2009 and $39,711 in 2008.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Income taxes (continued)

As of September 30, 2009, the Company has not applied Financial Accounting Standards Board (FASB) Interpretation No. 48 "Accounting for Uncertainty in Income Tax - an Interpretation of FASB Statement No. 109 (FIN 48)" (FASB ASC 740, *Income Taxes*). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes in 2009 totaled $5,232. Cash payments for income taxes in 2008 totaled $10,209.

Recently issued and adopted accounting pronouncements

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FASB ASC 820, *Fair Value Measurements and Disclosures)*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Also, in May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (FASC ASC 855, *Subsequent Events)*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet data but before financial statements are issued or are available to be issued. Specifically, the standard sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard became effective for the Company for its fiscal year ending September 30, 2009. The Company has evaluated subsequent events through, the date these financial statements were issued, November 18, 2009.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2009, the Company's net capital was $503,555 and aggregate indebtedness was .11 to 1 (11%).

Note 3: Marketable securities

Cost and fair value of marketable securities at September 30, 2009, are as follows:

	Amortized Cost	Unrealized (Losses)	Fair Value
Available-for-sale:			
Equity securities	$ 87,005	$ (72,978)	$ 14,027

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3: Marketable securities (continued)

Proceeds from 2009 sales of marketable securities totaled $1,158,747 and realized gains were $482,147.

Cost and fair value of marketable securities at September 30, 2008, are as follows:

Available-for-sale:			
Equity securities	$ 87,005	$ (20,423)	$ 66,582

Proceeds from 2008 sales of marketable securities totaled $1,003,204 and realized gains were $241,202.

A summary of changes in net unrealized gain (loss) is as follows:

	2009	2008
Beginning net unrealized (loss) gain	$ (20,423)	$ 48,732
Reclassification adjustment for securities sold:		
Net unrealized gain	-	(35,437)
Current year unrealized loss on securities	(52,555)	(33,718)
Ending net unrealized loss	$ (72,978)	$ (20,423)

The reclassification adjustment for securities sold and the current year unrealized gain (loss) on securities is reported as an adjustment to other comprehensive income, net of tax. The ending net unrealized loss is reported as accumulated other comprehensive loss, net of tax, as a separate component of stockholder's equity.

Note 4: Fair value

As mentioned in Note 1, the Company adopted SFAS 157 as of October 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4: Fair value (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2009:

		Level 1	Level 2	Level 3
Assets:	Balance as of September 30, 2009	Quoted prices in active markets and identical assets and liabilities	Significant observable inputs with no active market with identical characteristics	Significant unobservable inputs
Cash	$ 463,323	$ 463,323	$ -	$ -
Investment in marketable securities	14,027	14,027	-	-
Total assets at fair value	$ 477,350	$ 477,350	$ -	$ -

The following is a description of the valuation methodologies used for assets measured at fair value:

Cash – Cash is comprised of either bank deposits reflected at their stated value or amounts invested in money market funds, the fair value of which is based on quoted market prices.

Marketable securities – These investments include common stock that is traded in an active market, the fair value of which is based on quoted market prices.

Note 5: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6: Other comprehensive loss

The Company is required to report comprehensive income or loss in addition to net income or loss from operations. Comprehensive income or loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income or loss.

The Company had net unrealized losses on marketable securities of $72,978 and $20,423 at September 30, 2009 and 2008 respectively.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Income taxes

Income tax expense is composed of the following:

	2009	2008
Current expense:		
Federal	$ -	$ 6,162
State	-	1,818
	-	7,980
Deferred income tax expense (benefit)	4,910	(6,708)
Income tax expense	$ 4,910	$ 1,272

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

Deferred income taxes are composed of temporary differences related to timing differences for prepaid and accrued expenses. There was no valuation allowance at September 30, 2009 or 2008.

Note 8: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 9: Operating leases

The Company leases office space under a one year operating lease. Future minimum lease payments at September 30, 2009 are $26,784.

Rent expense was $106,205 for 2009 and $106,902 for 2008.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2011 and calls for monthly minimum payments of $11,000.

Minimum lease payments at September 30, 2009 are as follows:

2010	$ 132,000
2011	132,000
2012	33,000
	$ 297,000

Aircraft lease expense was $132,000 each year for 2009 and 2008, which is included in travel, meals and entertainment.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 10: Related party transactions

Included in commissions income for 2009 and 2008 are commissions received from Key Colony Fund, L.P. of approximately $690,000 and $560,000, respectively. The fund is related to the Company through common management.

Note 11: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2009 and 2008 the Company contributed $8,302 and $8,593, respectively, to the SIMPLE Plan.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2009, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 18, 2009

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2009, and for the fiscal year then ended, and have issued our report thereon dated November 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 18, 2009

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2009

Net capital:		
Total stockholder's equity		$ 690,396
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		690,396
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		135,892
Prepaid expenses and income taxes refundable		39,722
Net capital before haircuts on securities positions		514,782
Haircuts on securities		(11,227)
Net capital		$ 503,555
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 55,896
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,728
Minimum net capital required		$ 100,000
Excess net capital ($503,555 - $100,000)		$ 403,555
Percentage of aggregate indebtedness to net capital	$ 55,896 / $ 503,555	11.10%

No material differences existed at September 30, 2009, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.